SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Official Notice dated February 12, 2007, regarding the Repsol International Finance, B.V.’s closing of 1.25 Billion Eurobonds.

Item 1

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Madrid, February 12, 2007

REPSOL INTERNATIONAL FINANCE, B.V. CLOSED 1.25 BILLION EUROBONDS

Repsol International Finance, B.V. closed a 750 million euro 5-year floating rate note issue at 99.9088 with a coupon of EURIBOR plus 25 basis points. It also closed a 500 million euro 10-year bond at 99.602 with a coupon of 4.75 per cent.

These bonds, guaranteed by Repsol YPF, S.A., are issued under the Repsol International Finance, B.V. Euro 10,000,000,000 Guaranteed Euro Medium Term Note Programme, approved by the Luxembourg Commission de Surveillance du Secteur Financier on February 2, 2007.

This announcement is neither an offer to sell nor a solicitation of any offer to buy any of the securities referred to herein and shall not constitute an offer, solicitation nor sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or pursuant to an exemption from the registration requirements of the Securities Act and in accordance with applicable state securities laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 12, 2007	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer